Rosalind Bakery
Profit and Loss
January - December 2022

	Total
Income	
4020 Discounts given	-16,881.30
4030 Other Sales	1.00
4040 Retail Sales	1,461,025.35
4050 Sales of Product Income	10,171.50
4060 Services	3,873.04
4070 Unapplied Cash Payment Income	17,566.05
4080 Uncategorized Income	1,467.53
4090 Wholesale Sales	440,013.92
Total Income	**$ 1,917,237.09**
Cost of Goods Sold	
5000 Variable Cost of Goods Sold	2,022.02
5030 Paper Goods & Packaging - COGS	1,600.21
5040 Supplies & Materials - COGS	258,307.03
5041 Raw Baking Materials - COGS	101,823.62
5042 Dairy - COGS	67,784.45
5043 Produce - COGS	23,186.52
5044 Meat - COGS	26,315.33
5045 Coffee - COGS	2,895.46
5046 Wraps and Soaps - COGS	2,511.34
Total 5040 Supplies & Materials - COGS	**$ 482,823.75**
Total 5000 Variable Cost of Goods Sold	**$ 486,445.98**
6340 QuickBooks Payments Fees	10,682.04
6350 Square Fees	46,891.95
Total Cost of Goods Sold	**$ 544,019.97**
Gross Profit	**$ 1,373,217.12**
Expenses	
6000 Operating Payroll Expense	2,428.66
5110 Direct Labor - Wages	962,992.85
5120 Direct Labor- Payroll Taxes	90,312.59
6010 Operating Labor- Wages	6,146.00
6020 Operating Labor- Payroll Taxes	17,317.93
Total 6000 Operating Payroll Expense	**$ 1,079,198.03**
6070 Facilities	
6080 Rent & Lease	101,963.43
6085 Utilities	50,046.85
6090 Repairs & Maintenance	41,918.23
Total 6070 Facilities	**$ 193,928.51**
6100 Auto Expenses	
6120 Gas/Fuel	16,309.65
6130 Other Auto Expenses	12,730.24
6140 Parking & Tolls	1,496.75
Total 6100 Auto Expenses	**$ 30,536.64**

6200 Dues & Subscriptions		1,185.00
6210 Bank Charges		1,878.69
6220 Interest Expense		8,002.85
6230 Other Recurring Dues & Subscriptions		1,610.65
6250 Software Fees		3,001.09
Total 6200 Dues & Subscriptions	$	**15,678.28**
6400 Insurance		69,717.24
6410 Health Insurance		27,126.44
6500 Advertising & Marketing		9,805.23
6600 Office/G&A Expenses		758.61
6610 Gifts/Charitable Contributions		3,262.00
6620 Office Supplies		10,531.23
6630 Other Business Expenses		124.00
6640 Postage		502.96
6650 Staff Meals		1,185.19
Total 6600 Office/G&A Expenses	$	**16,363.99**
6700 Professional Services		5,025.00
6720 Legal Fees		539.10
6730 Other Outside or Contract Services		6,942.09
Total 6700 Professional Services	$	**12,506.19**
6800 Reimbursable Expenses		221.99
6900 Shop Supplies		9,471.33
7000 Taxes Paid		21,145.72
7020 Licenses, Permits & Fees		7,511.46
7030 Penalties		2,820.80
Total 7000 Taxes Paid	$	**31,477.98**
7100 Travel & Entertainment		1,045.89
7110 Entertainment Meals (50%)		3,012.56
7120 Travel & Lodging		1,567.44
7130 Travel/Offsite Meals (100%)		5,242.54
Total 7100 Travel & Entertainment	$	**10,868.43**
9000 Uncategorized Expense		1,330.87
9010 x-Ask My Accountant		13.89
Total Expenses	$	**1,508,245.04**
Net Operating Income	-$	**135,027.92**
Other Income		
Late Fee Income		196.80
Total Other Income	$	**196.80**
Net Other Income	$	**196.80**
Net Income	-$	**134,831.12**

Monday, Jul 24, 2023 02:47:57 PM GMT-7 - Accrual Basis

Rosalind Bakery
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Business Checking (3936)	-12,698.07
1001 US Bank Savings	2,091.91
Total Bank Accounts	-$ 10,606.16
Accounts Receivable	
1200 Accounts Receivable	11,970.30
Total Accounts Receivable	$ 11,970.30
Other Current Assets	
1300 Inventory Asset	2,289.05
1400 Uncategorized Asset	210.60
1410 Undeposited Funds	604.00
1411 Undeposited Funds Contra	0.00
Credit Card Receivables	796.65
Total Other Current Assets	$ 3,900.30
Total Current Assets	$ 5,264.44
Fixed Assets	
1500 Fixed Assets	
1510 Furniture & Fixtures	14,889.68
1520 Leasehold Improvements	175,488.93
1530 Machinery & Equipment	491,749.14
1540 Other Tools Equipment	6,047.79
1600 x-Accumulated Depreciation	-723,577.67
Total 1500 Fixed Assets	-$ 35,402.13
1650 Toyota Tacoma	39,907.00
1655 Ford Transit	71,441.17
Total Fixed Assets	$ 75,946.04
Other Assets	
1700 Security Deposit	10,000.00
Total Other Assets	$ 10,000.00
TOTAL ASSETS	$ 91,210.48
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	$ 0.00
Credit Cards	
2100 Central Bill Account x8010	150.00
2400 Primary Card x1884/4629	22,035.43
2410 AMEX Business Gold Card-11004	0.00
2411 Shell Gas Card	-138.01

2420 AMEX SimplyCash Plus Card-21006		0.00
2430 Capital One Card		303.20
2450 Citi Credit Card		2,208.94
2460 Chase Ink Card		16,735.54
2470 Discover Card		0.00
2480 JetBlue Card		0.00
2490 PenFed Card		0.00
2495 Wells Fargo Cash Wise		0.00
Total Credit Cards	**$**	**41,295.10**
Other Current Liabilities		
2500 Business Reserve Line of Credit (3936)		7,240.28
2510 Garnishments Payable		3,023.98
2550 Employee Tip Payable		3,433.41
2600 Gift Cards		24,802.83
2700 Line of Credit X1641		394,327.01
2800 Sales Tax Payable		30,449.98
2810 Loan Payable - US Bank Business Loan 0208		0.00
2900 Small Business Loan x2400		0.00
2920 Tacoma Loan		10,799.98
2925 Loan Payable - Van		14,576.53
2927 Loan Payable Ford Transit		26,582.95
2935 Loan Payable - eLease		0.00
2945 Loan Payable - Pawnee Leasing Corp.		0.00
2950 Loan Payable - Time Payment Corp		0.00
2960 US Bank Equipment Loan		0.00
Total Other Current Liabilities	**$**	**515,236.95**
Total Current Liabilities	**$**	**556,532.05**
Long-Term Liabilities		
2965 SBA Loan covid EIDL		500,000.00
Total Long-Term Liabilities	**$**	**500,000.00**
Total Liabilities	**$**	**1,056,532.05**
Equity		
3000 Opening Balance Equity		4,473.00
3100 Owner Distribution		-12,152.50
3200 Owner Investment		257,603.12
3300 Retained Earnings		-1,080,414.07
Net Income		-134,831.12
Total Equity	**-$**	**965,321.57**
TOTAL LIABILITIES AND EQUITY	**$**	**91,210.48**

Monday, Jul 24, 2023 02:47:21 PM GMT-7 - Accrual Basis

Rosalind Bakery
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-134,831.12
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1200 Accounts Receivable		-6,637.86
1400 Uncategorized Asset		-210.60
Credit Card Receivables		0.00
2000 Accounts Payable		0.00
2100 Central Bill Account x8010		150.00
2400 Primary Card x1884/4629		28,707.18
2411 Shell Gas Card		-595.88
2430 Capital One Card		303.20
2450 Citi Credit Card		2,088.20
2460 Chase Ink Card		16,735.54
2500 Business Reserve Line of Credit (3936)		7,240.28
2510 Garnishments Payable		-31.51
2550 Employee Tip Payable		3,624.54
2600 Gift Cards		11,462.25
2700 Line of Credit X1641		-16,885.05
2800 Sales Tax Payable		-40,700.70
2920 Tacoma Loan		-4,984.44
2925 Loan Payable - Van		-4,503.15
2927 Loan Payable Ford Transit		-9,694.81
2935 Loan Payable - eLease		-1,012.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**14,944.84**
Net cash provided by operating activities	**-$**	**149,775.96**
INVESTING ACTIVITIES		
1520 Fixed Assets:Leasehold Improvements		-1,250.00
1530 Fixed Assets:Machinery & Equipment		-24,936.37
1540 Fixed Assets:Other Tools Equipment		-6,047.79
Net cash provided by investing activities	**-$**	**32,234.16**
FINANCING ACTIVITIES		
3100 Owner Distribution		-7,823.59
3200 Owner Investment		18,195.02
Net cash provided by financing activities	**$**	**10,371.43**
Net cash increase for period	**-$**	**171,638.69**
Cash at beginning of period		161,636.53
Cash at end of period	**-$**	**10,002.16**